Exhibit 9.1

August 27, 2013

Members of the Board of Directors
AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016

Dear Members of the Board,

As you know, Engaged Capital is a significant shareholder of AeroVironment, Inc. (“AVAV” or “the Company”) with ownership of approximately 5.1% of the Company’s outstanding shares.  We have explained in prior conversations that we consider ourselves private equity investors in public equities.  We make long-term investments in undervalued companies and seek to work collaboratively and constructively with the board of directors and management to eliminate impediments to value creation and to identify and execute on opportunities to unlock value for the benefit of all shareholders.

The overriding responsibility of the board of directors and management is to create value for shareholders.  Unfortunately, it has become our considered position that AVAV’s board of directors (the “Board”) and management team have each failed to fulfill this basic responsibility and, moreover, have willfully repudiated their fiduciary duty to shareholders.  The Company’s one-, three-, and five-year returns have been an abysmal (4%), (1%), and (32%), respectively.  In fact, since the close of trading on the day of the Company’s IPO more than six years ago, the Company’s shares have declined by 5%. Such long-term underperformance is alarming, especially from a company that is the dominant participant in a high-return, fast-growing industry.   We believe the Company’s strong competitive position, extensive intellectual property, and sizable growth opportunities have the potential to create significant value, and we find it unacceptable that the value ascribed to these attributes goes unrealized.

From the outset of this process, we have expressed our sincere desire to work constructively with the current Board to reach a mutually agreeable solution in the best interest of all shareholders. We have been completely transparent and constructive in all of our communications with you to date.  We have made it a point to notify management and the Board of any filings, notices, and press releases, including our nomination notice, and have provided you ample opportunity to meet us halfway in finding an actionable solution that gives shareholders a say in the Company’s governance and strategy.

In contrast, the Board has demonstrated its undying commitment to the unacceptable status quo and, in doing so, has resorted to defensive, reactionary tactics to avoid shareholder input and real change at AVAV.  The recently announced Board changes were made entirely in reaction to our nomination notice and involvement at the Company and eschew the interests of shareholders in favor of the Board’s misguided self-interests.  Frankly, we are surprised and disappointed that the Company chose to take these actions publicly while we were in the midst of trying to privately reach a mutually agreeable outcome that would avoid a potential election contest.  After the series of events that have transpired over the last few weeks, the Board has proven it is not interested in finding a productive solution to the Company’s longstanding issues and remains close-minded to the introduction of fresh perspectives through independent representation in the boardroom.

The Board Has Been Unwilling to Communicate Meaningfully with the Shareholders it Claims to Represent

In a phone call with Tim Conver on June 30, 2013, and in a subsequent letter to the Board, dated July 3, 2013, we provided notice of our nomination of one candidate for election to the Company’s Board at the 2013 annual meeting of shareholders (the “2013 Annual Meeting”).  We made a conscious decision to nominate only one candidate, rather than two or three, in order to avoid distraction and confrontation. However, after the passage of over one month, we had not received any direct communication from the Company’s Nominating and Corporate Governance Committee (the “Committee”).  Inaction on the part of the Committee made it necessary for us to send a letter questioning why, after over a month’s time, the Committee had made no attempt to engage in a dialogue.  Not until receipt of our August 7, 2013 letter did the Committee respond by offering to meet with our candidate.  On August 11, 2013, the Committee and the CEO (who himself is not a member of the Committee) finally met with our candidate.  Notably absent, however, was the Committee’s chairman.

The Board is Long-Tenured, Entrenched, and Out of Touch With Shareholders

During the August 11, 2013 meeting, we were shocked to hear Committee member Joseph Alibrandi state that our criticism of AVAV’s failure to create any shareholder value since its IPO was unwarranted, as he considered it too short a time period to properly evaluate the Company’s performance.  Mr. Alibrandi felt that it was necessary to also consider AVAV’s long history as a private company to appropriately measure the Company’s value creation.  It is not surprising that the Board has displayed no sense of urgency to create value for shareholders, since the Board believes it is appropriate to measure performance over multi-decade periods during which the Company had no public shareholders.  This type of thinking is emblematic of an entrenched Board without a mandatory retirement age or term limits that is entirely out of touch with reality and shareholders’ best interests.

We were again stunned during a phone call on August 16, 2013 between Mr. Welling and Messrs. Alibrandi and Conver, when Mr. Alibrandi responded to the fact that AVAV had not created any shareholder value over either a one-, three-, or five-year period by stating that this information was not meaningful as it could be said about most public companies.  This is simply incorrect, as over the last one-, three-, and five-year periods, AVAV has underperformed the S&P 600 Aerospace & Defense Index by 44%, 79%, and 53%, respectively, and underperformed its stated peer group by 39%, 59%, and 91%,1 respectively.  Rather, AVAV’s stock performance over the past six and a half years reflects a recurring pattern of unfulfilled market expectations.  Clearly, Mr. Alibrandi and his fellow directors are out of touch with this harsh reality.  In our opinion, this attitude reflects a clear and alarming disregard of the Board’s fiduciary duty.

The Board Is Irrationally Insulating Itself from Outside Perspectives on Value Creation

With our nomination of a highly qualified, independent director candidate, we sought to (i) energize the Board with a deeper understanding of how professional investors determine value, (ii) provide a fresh and experienced perspective on capital allocation, and (iii) enhance the clarity and transparency of the Company’s public disclosures to shareholders.  During the August 16, 2013 call, Messrs. Alibrandi and Conver informed us of the Board’s decision not to nominate our candidate as part of the Company’s slate at the 2013 Annual Meeting.  Messrs. Alibrandi and Conver communicated to Mr. Welling that they felt this was not the “right time” to add these skill sets to the Board and that they would be a distraction from the Board’s pursuit of the Company’s current plan.  The Board’s view that disciplined capital allocation and transparent investor communications are qualities only relevant to public companies at certain points in time further reflects the Board’s neglect of its fiduciary responsibilities. Given the current Board’s poor track record in the areas of capital allocation, transparency/disclosure, and value creation, the current Board is woefully unqualified to summarily reject the addition of relevant skill sets and well-informed shareholder perspectives in the boardroom.

1 Average total return of peer companies listed in AVAV’s 2013 preliminary proxy statement through August 26, 2013 calculated using FactSet.

The Nomination of New Director Candidates is a Reactionary, Thinly-Veiled Attempt to Appear Willing to Embrace Change Which Actually Serves to Preserve the Status Quo
While in the midst of what we thought were good-faith negotiations, and before rejecting our alternative proposals, the Board preemptively filed preliminary proxy materials and announced the appointment of two new directors, Charles Thomas Burbage and Edward R. Muller.  We believe both have problematic ties to management and the Board.  Mr. Muller worked under Mr. Alibrandi at Whittaker Corp., as did Mr. Conver; we believe Mr. Burbage and Mr. Conver are long-time friends.  These appointments were surreptitiously designed to give the appearance of greater Board independence; instead, these actions only serve to further entrench and insulate the Board.  In addition, the Company’s third nominee this year, Charles R. Holland, by the Board’s own admission, is not independent given the sizable consulting fees he receives from the Company.  It is abundantly clear that the Board and management seek to enjoy the benefits of a public company structure (liquidity for founders/management and access to the capital markets) while at the same time aggressively retaining the governance model of a private company. We are shocked that the Board would employ such a tactic and assume shareholders would be so naïve as to not recognize the true motive behind these actions.

The Board has Rejected Engaged’s Proposed Solutions and Offered Only Hollow Reforms and Self-Serving Counterproposals

Once the Board communicated its reservations regarding Mr. Welling’s candidacy this year, Engaged offered multiple solutions to both avoid a contested situation and bring positive change to the Company, all of which were rejected.

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In exchange for a standstill agreement, Engaged proposed that the Company provide us the right to have our candidate nominated as part of the Company’s slate at the 2014 annual meeting of shareholders.  The idea being that we would work closely with management and the Board over the next year to address our concerns and hopefully avoid the need to exercise this option.  On the August 16, 2013 call, Mr. Alibrandi called this proposal “ludicrous.”

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Alternatively, Engaged proposed that the Company declassify the Board starting this year, electing directors to one-year terms, consistent with corporate governance best practices. Mr. Conver communicated that the Board’s rejection of this proposal was due to its importance as an M&A defense mechanism.  Engaged views a tender offer for the Company as extremely unlikely; further, to succeed, such a tender would require support from a majority of shareholders.

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Paradoxically, Mr. Conver then suggested that the Company would declassify the Board beginning in 2014 if Engaged was willing to withdraw its nomination.  This is an unacceptable solution as the intent is clearly to guarantee the tenure of the Company’s Class I director nominees for three years, none of whom we view as independent.

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The Board offered Engaged the option to review the Company’s plans under cover of an NDA.  However, the long-term nature of the requisite information would result in an NDA of significant and uncertain length.  Therefore, this “solution” would only serve to isolate us from communicating with other shareholders, prevent us from accumulating additional shares, constrain our ability to issue public statements, and expose us to unnecessary regulatory risk.  Such restrictive terms are only acceptable in return for board representation.

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The Company, through its advisors, offered to create a capital allocation committee.  While Engaged would applaud the formation of such a committee, this in and of itself would not sufficiently address our concerns.

We are resolute in our determination to ensure the Company is governed for the benefit of its shareholders.  Our interactions have left us with serious doubt as to whether a single board seat is sufficient to influence critical decisions and unbind the decades-long ties that exist amongst the existing and proposed directors. As our fiduciaries, we consider the extent to which shareholder value creation opportunities have been ignored to be objectionable.  We intend to exercise our rights on behalf of all shareholders and are committed to take any and all actions necessary in order to unlock shareholder value.

Sincerely,

/s/ Glenn W. Welling

Glenn W. Welling